925 Fourth Avenue, Suite 2900 Seattle, WA 982104-1158 T (206) 623-7580 www.klgates.com
Christopher H. Cunningham (206) 370-7639 Chris.Cunningham@klgates.com
July 6, 2010

VIA EDGAR

Mathew Crispino
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intellicheck Mobilisa, Inc.
Registration Statement on Form S-3
Filed May 27, 2010
File No. 333-167124

Ladies and Gentlemen:

On behalf of Intellicheck Mobilisa, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing set forth in the Staff’s letter dated June 23, 2010.  For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

Registration Statement on Form S-3

General

1. Comment:
Please provide an analysis of your eligibility to register a primary offering of your securities on Form S-3.  To the extent you are relying on General Instruction I.B.6 to register your primary offering, please comply with Instruction 7 to the General Instruction.

Response:	The Company is relying on Instruction I.B.6 to register the primary offering. The Company will revise the cover of the prospectus to comply with Instruction 7.

Mathew Crispino
United States Securities and Exchange Commission
Division of Corporate Finance
July 6, 2010

Where You Can Find More Information, page 13

2. Comment:	Please incorporate by reference the Current Report on Form 8-K filed on May 26, 2010. Refer to Item 12(a)(2) of Form S-3.

Response:	The Company will make the requested revision in a pre-effective amendment to Form S-3.

Signatures, page II-4

3. Comment:
Your Form S-3 must be signed by your controller or principal accounting officer.  Refer to Instruction 1 to Signatures of Form S-3.  If Mr. Peter Mundy also occupies the position of principal accounting officer, his title should be revised to indicate each capacity in which he signs the report. Otherwise, please revise to include the signature of your controller or principal accounting officer.

Response:
The Company will make the requested revision to indicate that Mr. Mundy is signing in his capacity as the principal accounting officer and principal financial officer in a pre-effective amendment to Form S-3.

Exhibit 5.1

4. Comment:
The legality opinion you have filed appears to be limited to the legality of the shares being registered in connection with the primary offering.  Please have counsel revise its opinion to state whether the shares of your common stock that may be sold by the selling shareholders are validly issued, fully paid and non-assessable.  Refer to Item 601(b)(5) of Regulation S-K.

Response:
The Company will file an opinion of counsel that the shares of common stock that may be sold by the selling shareholders are validly issued, fully paid and non-assessable in a pre-effective amendment to Form S-3.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7639.

Sincerely yours,
/s/ Christopher H. Cunningham
Christopher H. Cunningham

    cc:  Peter Mundy, Intellicheck Mobilisa, Inc.